FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	_______	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	_______	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	_______	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1.	Material Fact dated April 26, 2004, regarding Banco Santander Central Hispano, S.A. naming Mutua Madrileña Automovilista as a new member of the Board.

ITEM 1

MATERIAL FACT

The Board of Directors of Banco Santander Central Hispano has agreed to name the Mutua Madrileña Automovilista as a new member of the Board.

Mutua Madrileña Automovilista currently has a 1.21% stake in the Bank.

Mr. Luís Rodríguez Durón will join the Board as Mutua Madrileña Automovilista’s representative. Mr. Durón, who will bring to the Board considerable business experience, especially in insurance, is a member of the Mutua Madrileña Automovilista Board of directors and chairman of Mutuactivos.

The fact that Mutua Madrileña Automovilista, which will be a non-executive proprietary member of the Board, has a significant stake in the Bank underlines the importance that the Board gives to having the maximum possible percentage of share capital of the Bank represented on the Board. With this new member, 10.71% of the Bank’s share capital is represented on the Board.

Mutua Madrileña Automovilista investment and its joining the Board will allow for closer links between Mutua and Grupo Santander, and will produce significant synergies and the development of specific products and services for Mutua Madrileña Automovilista policyholders.

Madrid, April 26, 2004

Banco Santander Central Hispano, S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: April 28, 2004	By: /s/ José Antonio Alvarez
Name: José Antonio Alvarez
Title: Executive Vice President